Convertible Securities Fund

         An Annual Meeting of Shareholders of the Fund was held on July 28, 1998, where shareholders voted on the election of trustees, the ratification of Ernst & Young LLP as independent auditors and to approve the proposed changes to the Fund's fundamental investment restrictions. With regard to the election of David C. Arch as elected trustee by the shareholders of the Fund 2,368,960 shares voted in his favor and 65,945 shares withheld. With regard to the election of Howard J Kerr as elected trustee by the shareholders of the Fund 2,370,260 shares voted in his favor and 64,153 shares withheld. With regard to the election of Dennis J. McDonnell as elected trustee by the shareholders of the Fund 2,370,260 shares voted in his favor and 64,645 shares withheld. The other trustees of the Fund whose terms did not expire in 1998 are Rod Dammeyer, Theodore A. Myers, Steven Muller, Ph.D., Hugo Sonnenschein, Don G. Powell and Wayne W. Whalen. With regard to the ratification of Ernst & Young LLP as independent auditors for the Fund, 2,401,636 shares voted in favor of the proposal, 8,749 shares voted against and 25,520 shares abstained. With regard to the approval of the proposed changes to the Fund's fundamental investment restrictions, the Meeting was adjourned until August 24, 1998.


         An Adjournment Meeting of Shareholders of the Fund was held on August 24, 1998, where shareholders voted to approve the proposed changes to the Fund's fundamental investment restrictions. With regard to approval of the proposed changes, 1,631,246 shares voted in favor of the proposal, 172,949 shares voted against, 77,689 shares abstained and 824,469 shares represented broker non-votes.